January 3, 2007

VIA EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allion Healthcare, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Filed November 17, 2006

File No. 0.17821

Dear Ms. Jenkins:

This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to comments provided by the Staff of the Securities and Exchange Commission (“SEC”) in a letter dated December 8, 2006 with regard to the above-referenced filing. We propose that the changes addressed in this letter be included in Form 10-K for the period ended December 31, 2006. We have also provided supplemental information in this letter in response to the Staff’s request for such information.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year ended December 31, 2005

Consolidated Statement of Stockholders’ Equity (Deficit), page 48

1.	Comment. With respect to the warrants issued in the Specialty acquisition, we note the $1,449,959 warrant value is reflected as $1,133,215 of “Mandatory redeemable warrants” and $316,744 as “Issuance of warrants for Acquisition” in this Statement. Please tell us why you have identified the $1,133,215 as mandatory redeemable warrants when this amount relates to warrants that are not manditorily redeemable. Please revise as needed.

Response. We described the increase in fair value of the warrants as mandatory redeemable warrants since that is what they were at the date the warrants were revalued. We will change the description to “fair value adjustment for warrants” in future filings to clarify this matter.

Note 9. Intangible Assets. page 63

2.	Comment. We note your response to prior comment five of our letter dated October 24, 2006. Please tell us how you determined that the use of straight-line amortization for the referral lists was appropriate in accordance with paragraph 12 of SFAS 142. We note that an accelerated method of amortization may be appropriate for customer related intangible assets, to the extent that it more accurately reflects the pattern in which the economic benefits of the assets are expected to be consumed or used up. Please advise and revise the financial statements and related disclosures accordingly.

Ms. Jenkins

United States Securities and Exchange Commission

January 3, 2007

Response. We believe that the use of straight-line amortization for the referral lists is appropriate in accordance with paragraph 12 of SFAS 142 for the following reasons:

•	Our independent valuation firm evaluated our two prior-year acquisitions based on available historical information, which indicated support for a 20 year average life. The first had a decline in one year of 6.5% with an implied life of 15.3 years. The second acquisition had a decline of 4% in one year with an implied life of 25.0 years. The estimated life of fifteen years represents a conservative reduction off the 20 year average.

•	The Company uses a research tool (Accounting Research Manager) to search for guidance on technical accounting matters. While researching the appropriateness of the 15 year useful life, we noted ARM Interpretation 142.12-2 (Amortization of Intangibles: SEC Staff Views), which provides that the SEC Division of Corporation Finance has taken various positions on suggested amortization periods and the amortization period related to the healthcare industry in general is 10-20 years and physician practices is 25 years or less.

•	Paragraph 12 of SFAS 142 states that “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight line amortization method shall be used.” With limited history available from businesses that we acquired since 2005 and the fact that we had not acquired a referral list prior to 2005 we did not have an established data base upon which to base our analysis regarding the lives and attrition rate of the acquired referral lists and therefore cannot reliably determine a fact pattern that would support an amortization method other than straight line.

•	We believe that our business model is unique and our referral list intangible is not a typical customer list. We distribute a product that is essential for the end user and for which referral sources are not often changed. Almost all of the end users of our medications are patients with HIV/AIDS, which is a life long chronic disease. There are few companies that solely focus on HIV/AIDS medication distribution. We have competitive advantages over other companies in our industry due to our broad service offerings. Based on the above and our knowledge of the industry we believe that the attrition of our acquired referrals will be limited and consistent throughout the life of the asset.

We believe that the 15 years (representing a reduction from our experience of 20 years as noted from the analysis above) is an appropriate life and straight line is a typical attrition rate for our referral sources. We will continue to monitor annually and adjust the amortization rate and useful life accordingly, if necessary.

Note_19. Stockholder’s Equity, page 68

C. Warrants, page 69

3.	Comment. With respect to prior comment two of our letter dated October 24, 2006, we note your response stating the independent valuation firm felt that LEAPs (based on implied volatility) are the best indicator of volatility. We also note that only 10,000 options were granted during the period whereby a 20% volatility assumption was used. However the 351,438 warrants issued in the Specialty Acquisition were also valued based on a 20% volatility estimate and a change in this volatility estimate could have a material impact on the statement of operations. We reiterate that paragraphs 284-285 and Appendix F to SFAS 123 state that expected volatility should be based on historical volatility, and SFAS 123 does not provide for the use of implied volatility as a substitute for historical volatility. In addition, we note that a calculation of historical volatility based on private placement financings appears to be inconsistent with paragraph 285 of SFAS 123, which specifically contemplates that the entity’s stock is publicly traded, or if not, that volatility can be estimated using the historical volatility of comparable public companies. Please advise and revise the financial statements and related disclosures as appropriate.

Response. We concluded and continue to believe 20% is an appropriate volatility for the valuation of a private company equity security when using the Black-Scholes valuation model. The independent valuation firm that we engaged developed the 20% from historical prices associated with equity over a long period of time (long-term equity appreciation rights or LEAPs). We feel that 20% properly estimates the underlying stock volatility of Allion at the time.

Ms. Jenkins

United States Securities and Exchange Commission

January 3, 2007

Additionally, we note that Paragraph 276 of SFAS 123 states that in some circumstances, identifiable factors may indicate that unadjusted historical experience is a relatively poor indicator of future experience. Paragraph 278 of SFAS 123 further states that an entity should not base values on historical stock volatility without considering whether the extent to which historical experience reasonably predicts future experience. In addition, paragraph 395 defines volatility as “a measure of the amount by which a price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during the period.” Although SFAS 123R was not as yet adopted, SAB 107 does provide additional guidance in determining volatility and permits the use of implied volatility. Accordingly, we still believe our approach was appropriate.

Nevertheless, in order to respond fully to the Staff’s comments, we have conducted an analysis for illustrative purposes based on our most recent calculation of volatility for our stock options expensed in 2006 in accordance with SFAS 123R. We wish to reemphasize that we determined this volatility in 2006 for the valuation of a well-traded, equity security and we feel that it is not representative of the volatility for our stock when the Company was not publicly traded. During our calculation of SFAS 123R option expense in 2006, we expanded the list of comparable companies from 5 used in 2005 to 9 as we continue to refine our volatility calculation. Using this methodology, we recalculated the valuation of the Specialty warrants based on the average volatility of 49% (determined from the same comparable companies identified in Appendix B (see comment 5), but measured over the 5 year period ending February 28, 2005). A 49% volatility factor would increase the original value of the warrants by $213,000, which would have resulted in an increase in the purchase price and goodwill associated with the acquisition. Had we also used the 49% volatility factor to calculate the fair value adjustment of the non-redeemed warrants at June 30, 2005, the fair value expense taken at June 30, 2005 would have decreased by a net amount of $148,000. Appendix A illustrates the effect of the decrease in fair value expense for the quarters and full year of 2005. We analyzed these possible changes, together with the possible changes discussed in comments 4 and 5, under the nine qualitative considerations identified in SEC Staff Accounting Bulletin No. 99 as described below:

1.	Any possible misstatement arises from an estimate.

2.	Any possible misstatement does not mask a change in earnings or any other trends.

3.	Any possible misstatement does not hide a failure to meet analyst’s consensus expectations for the Company.

4.	Any possible misstatement does not change a loss into income or visa versa.

5.	Any possible misstatement does not affect a segment of the business.

6.	Any possible misstatement does not affect the Company’s compliance with any regulatory requirements.

7.	Any possible misstatement does not affect compliance with loan covenants or other contractual requirements.

8.	Any possible misstatement does not affect management’s compensation.

9.	Any possible misstatement does not involve concealment of an unlawful transaction.

Although we believe that 20% was an appropriate volatility, the analysis above using a revised volatility of 49% illustrates that the effect of using the higher volatility would be both quantitatively and qualitatively immaterial.

4.	Comment. We note your response to our prior comments eight and nine. As discussed above, the use of a 1% volatility assumption based on private placements appears to be inconsistent with the requirements of SFAS 123. We note that the use of a 1% volatility assumption represents the use of the minimum value method under paragraph 20 of SFAS 123, which is specifically disallowed for awards made to non-employees as discussed in footnote 1 of EITF 96-18. Please revise your calculation of the volatility assumption for the 375,000 warrants issued in 2000 accordingly, and update the materiality analysis provided in Appendix A.

Response. As noted in our prior response, our use of a 1% volatility assumption was based on our calculation of the actual volatility of our stock based on the fluctuating stock prices of our several private placements, and therefore not the minimum value method. We believe the warrants had little value at the time as we had recently emerged from bankruptcy, were not profitable and the Company was operating under a different business model.

Ms. Jenkins

United States Securities and Exchange Commission

January 3, 2007

Although we feel the 1% is an appropriate volatility, as previously explained in our response to comment 3 and in order to fully respond to the Staff, we conducted an analysis for illustrative purposes based on our most recent calculation of volatility for our stock options expensed in 2006 in accordance with SFAS 123R. We again wish to emphasize that we estimated volatility in 2006 for the valuation of a well-traded, equity security and we feel that it is not representative of the volatility for our stock in 2000 when the Company was not publicly traded. Using this methodology, we recalculated the value of these warrants based on the average volatility of 62% (determined from the same comparable companies identified in Appendix B (see comment 5), but measured over the 10 year period ending January 11, 2000). The 62% volatility factor would increase the value of the warrants by $185,000, spread over the 27 month period from January 2000 through March 2002 (the term of the related loan). We believe the quantitative and qualitative impact to be immaterial.

The materiality analysis in Appendix A also includes the alternative calculation.

5.	Comment. We note your response to our prior comment 11 stating the 40% volatility assumption used for the April and May 2005 warrant issuances were based on the actual volatility of similar public entities. Please provide additional details regarding the how the volatility assumption was determined, including whether the analysis was based on SFAS 123 or SFAS 123(R), the name, market capitalization and volatility for each company that was identified as being comparable, and the period over which volatility for each comparable company was measured. Tell us whether the calculated volatility was determined using the average volatility for each of the comparable companies, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. We may have additional comments after reviewing your response.

Response. The calculated volatility was determined using the average volatility for each of the comparable companies based on SFAS 123. See Appendix B for the name, market capitalization and volatility for each company that we identified as comparable, and the period over which volatility for each comparable company was measured.

As stated in our response to comment 3 above, in 2006 we expanded the list of comparable companies from 5 used in 2005 to 9 as we continue to refine our volatility calculation. For illustrative purposes and as previously explained in comments 3 and 4 and in order to fully respond to the Staff, we revisited the calculation of the April and May 2005 warrants based on the average volatility of the 9 comparable companies over the historical period equal to the term of the warrants. We believe the effect of the change, individually and when combined with the change discussed in our response to comment 3 for the Specialty warrants, to be immaterial.

The impact of the revision is also included in the materiality analysis in Appendix A.

6.	Comment. We note your response to prior comment 12. Please clarify whether the volatility of 44% was calculated using the average volatility of the comparable companies, as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies.

Response. The volatility of 44% was calculated using the average volatility of comparable companies, consistent with paragraph A22 of SFAS 123R. A calculated index was not used.

Ms. Jenkins

United States Securities and Exchange Commission

January 3, 2007

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (631) 870-5126.

Sincerely,

/s/ James G. Spencer
James G. Spencer
Chief Financial Officer

cc: Steven L. Pottle, Esq., Alston & Bird LLP

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes

Summary of Adjustments

Grant Date	Description		Shares	(Income) Loss Adjustment
January 2000	Director Warrant for Guarantee	(1)	375,000	$184,954
February 2005	SPI Warrant for Acquisition	(2)	351,438	$(148,306)
April 2005	Director Warrant for Guarantee	(3)	100,000	$150,720
May 2005	Crestview Warrant for Private debt Placement	(3)	40,000	$27,387

On the following pages the effects of these adjustments have been been presented for each period from 2000 to 2005.

(1)	To fully respond to the Staff’s comment 4, this reflects for illustrative purposes an alternative valuation of the warrant using a volatility of 62% amortized over 27 months.

(2)	2005 financial results have been previously restated to recognize additional expense of $1.5 million relating to the fair value adjustment calculated under EITF 00-19. To fully respond to the Staff’s comment 3, the adjustment listed in this table is to reflect for illustrative purposes an alternative valuation using a 49% volatility factor.

(3)	To fully respond to the Staff’s comment 5, this reflects for illustrative purposes an alternative volatility used to recalculate the value of these warrants (56% for April 2005 & 48% for May 2005).

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2000

(dollars in thousands, except per share)

	Form 10-Q 3/31/00					Form 10-Q 6/30/00					Form 10-Q 9/30/00					Form 10-K 12/31/00
	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif
Revenue	$2,120.5	$0.0		$2,120.5	0.0%	$2,143.1	$0.0		$2,143.1	0.0%	$2,261.8	$0.0		$2,261.8	0.0%	$9,167.6	$0.0		$9,167.6	0.0%
Net Loss available to common stockholders	($249.8)	($24.7	)(1)	($237.0)	-5.1%	($106.8)	($24.7	)(1)	($131.5)	23.1%	($106.7)	($24.7	)(1)	($131.4)	23.1%	($750.5)	($98.8	)(1)	($811.8)	8.2%
		$37.5															$37.5
Loss per common share:
Basic	(0.08)	0.00		(0.08)		(0.04)	$0.00		(0.04)		(0.03)	($0.01)		(0.04)		(0.24)	($0.02)		(0.26)
Fully diluted	(0.08)	0.00		(0.08)		(0.04)	$0.00		(0.04)		(0.03)	($0.01)		(0.04)		(0.24)	($0.02)		(0.26)
Total Assets	$2,190.9	$0.0		$2,190.9	0.0%	$2,010.2	$0.0		$2,010.2	0.0%	$1,753.4	$0.0		$1,753.4	0.0%	$2,070.8	$0.0		$2,070.8	0.0%
Total Shareholders’ Equity (Deficit) (2)	($139.8)	$0.0		($139.8)	0.0%	($224.1)	$0.0		($224.1)	0.0%	($315.3)	$0.0		($315.3)	0.0%	($587.6)	$0.0		($587.6)	0.0%
Retained Deficit (2)	($2,266.4)	$12.8		($2,253.6)	-0.6%	($2,373.2)	($11.9)		($2,385.1)	0.5%	($2,479.9)	($36.6)		($2,516.5)	1.5%	($2,767.1)	($61.3)		($2,828.4)	2.2%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. As discussed in comment 4, for illustrative purposes we have recalculated the value using a 62% volatility factor, which indicates a value of $222,454, or an additional expense of $184,954, amortized over the 27-month term of the related loan.

(2)	As adjusted column includes the cumulative effect of all adjustments for Total Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2001

(dollars in thousands, except per share)

	Form 10-Q 3/31/01					Form 10-Q 6/30/01					Form 10-Q 9/30/01					Form 10-K 12/31/01
	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif
Revenue	$2,685.0	$0.0		$2,685.0	0.0%	$2,911.0	$0.0		$2,911.0	0.0%	$5,042.5	$0.0		$5,042.5	0.0%	$16,235.7	$0.0		$16,235.7	0.0%
Net Loss available to common stockholders	($211.3)	($24.7	)(1)	($236.0)	11.7%	($325.2)	($24.7	)(1)	($349.9)	7.6%	($55.7)	($24.7	)(1)	($80.4)	44.3%	($1,113.8)	($98.8	)(1)	($1,212.6)	8.9%
Loss per common share:
Basic	(0.07)	($0.01)		(0.08)		(0.10)	($0.01)		(0.11)		(0.02)	($0.01)		(0.03)		(0.36)	($0.03)		(0.39)
Fully diluted	(0.07)	($0.01)		(0.08)		(0.10)	($0.01)		(0.11)		(0.02)	($0.01)		(0.03)		(0.36)	($0.03)		(0.39)
Total Assets	$1,856.1	$0.0		$1,856.1	0.0%	$2,631.1	$0.0		$2,631.1	0.0%	$5,621.1	$0.0		$5,621.1	0.0%	$4,708.7	$0.0		$4,708.7	0.0%
Total Shareholders’ Equity (Deficit) (2)	($788.9)	$0.0		($788.9)	0.0%	($126.2)	$0.0		($126.2)	0.0%	($181.9)	$0.0		($181.9)	0.0%	$295.2	$0.0		$295.2	0.0%
Retained Deficit (2)	($2,978.4)	($86.0)		($3,064.4)	2.9%	($3,303.6)	($110.7)		($3,414.3)	3.4%	($3,359.3)	($135.4)		($3,494.7)	4.0%	($3,880.8)	($160.1)		($4,040.9)	4.1%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. As discussed in comment 4, for illustrative purposes we have recalculated the value using a 62% volatility factor, which indicates a value of $222,454, or an additional expense of $184,954, amortized over the 27-month term of the related loan.

(2)	As adjusted column includes the cumulative effect of all adjustments for Total Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2002

(dollars in thousands, except per share)

	Form 10-Q 3/31/02					Form 10-Q 6/30/02				Form 10-Q 9/30/02				Form 10-K 12/31/02
	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif
Revenue	$5,930.3	$0.0		$5,930.3	0.0%	$6,223.7	$0.0	$6,223.7	0.0%	$7,218.3	$0.0	$7,218.3	0.0%	$27,457.4	$0.0		$27,457.4	0.0%
Net Loss available to common stockholders	($103.5)	($24.7	)(1)	($128.2)	23.9%	($235.1)	$0.0	($235.1)	0.0%	($496.4)	$0.0	($496.4)	0.0%	($1,038.8)	($24.7	)(1)	($1,063.5)	2.4%
Loss per common share:
Basic	(0.03)	($0.01)		(0.04)		(0.08)	$0.00	(0.08)		(0.16)	$0.00	(0.16)		(0.34)	$0.00		(0.34)
Fully diluted	(0.03)	($0.01)		(0.04)		(0.08)	$0.00	(0.08)		(0.16)	$0.00	(0.16)		(0.34)	$0.00		(0.34)
Total Assets	$4,627.4	$0.0		$4,627.4	0.0%	$4,854.0	$0.0	$4,854.0	0.0%	$4,614.5	$0.0	$4,614.5	0.0%	$4,621.9	$0.0		$4,621.9	0.0%
Total Shareholders’ Equity (Deficit) (2)	$191.7	$0.0		$191.7	0.0%	($43.5)	$0.0	($43.5)	0.0%	($539.9)	$0.0	($539.9)	0.0%	($743.6)	$0.0		($743.6)	0.0%
Retained Deficit (2)	($3,984.3)	($184.8)		($4,169.1)	4.6%	($4,219.5)	($184.8)	($4,404.3)	4.4%	($4,715.9)	($184.8)	($4,900.7)	3.9%	($4,919.6)	($184.8)		($5,104.4)	3.8%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. As discussed in comment 4, for illustrative purposes we have recalculated the value using a 62% volatility factor, which indicates a value of $222,454, or an additional expense of $184,954, amortized over the 27-month term of the related loan.

(2)	As adjusted column includes the cumulative effect of all adjustments for Total Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2003

(dollars in thousands, except per share)

	Form 10-Q 3/31/03				Form 10-Q 6/30/03				Form 10-Q 9/30/03				Form 10-K 12/31/03
	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif
Revenue	$8,301.8	$0.0	$8,301.8	0.0%	$12,131.8	$0.0	$12,131.8	0.0%	$13,818.0	$0.0	$13,818.0	0.0%	$48,223.0	$0.0	$48,223.0	0.0%
Net Loss available to common stockholders	($201.6)	$0.0	($201.6)	0.0%	($955.1)	$0.0	($955.1)	0.0%	($1,066.3)	$0.0	($1,066.3)	0.0%	($2,954.2)	$0.0	($2,954.2)	0.0%
Loss per common share:
Basic	(0.07)	$0.00	(0.07)		(0.31)	$0.00	(0.31)		(0.34)	$0.00	(0.34)		(0.95)	$0.00	(0.95)
Fully diluted	(0.07)	$0.00	(0.07)		(0.31)	$0.00	(0.31)		(0.34)	$0.00	(0.34)		(0.95)	$0.00	(0.95)
Total Assets	$5,173.5	$0.0	$5,173.5	0.0%	$12,636.3	$0.0	$12,636.3	0.0%	$12,628.9	$0.0	$12,628.9	0.0%	$12,415.4	$0.0	$12,415.4	0.0%
Total Shareholders’ Equity (Deficit) (1)	($945.2)	$0.0	($945.2)	0.0%	$4,190.8	$0.0	$4,190.8	0.0%	$3,124.5	$0.0	$3,124.5	0.0%	$2,393.3	$0.0	$2,393.3	0.0%
Retained Deficit (1)	($5,121.2)	($184.8)	($5,306.0)	3.6%	($6,076.3)	($184.8)	($6,261.1)	3.0%	($7,142.6)	($184.8)	($7,327.4)	2.6%	($7,873.8)	($184.8)	($8,058.6)	2.3%

Notes:

(1)	As adjusted column includes the cumulative effect of all adjustments for Total Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2004

(dollars in thousands, except per share)

	Form 10-Q 3/31/04				Form 10-Q 6/30/04				Form 10-Q 9/30/04				Form 10-K 12/31/04
	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif
Revenue	$14,447.1	$0.0	$14,447.1	0.0%	$15,671.2	$0.0	$15,671.2	0.0%	$17,015.6	$0.0	$17,015.6	0.0%	$64,605.7	$0.0		$64,605.7	0.0%
Net Loss available to common stockholders	($676.9)	$0.0	($676.9)	0.0%	($1,102.9)	$0.0	($1,102.9)	0.0%	($370.4)	$0.0	($370.4)	0.0%	($2,680.1)	$0.0		($2,680.1)	0.0%
Loss per common share:
Basic	(0.22)	$0.00	(0.22)		(0.36)	$0.00	(0.36)		(0.12)	$0.00	(0.12)		(0.86)	$0.00		(0.86)
Fully diluted	(0.22)	$0.00	(0.22)		(0.36)	$0.00	(0.36)		(0.12)	$0.00	(0.12)		(0.86)	$0.00		(0.86)
Total Assets	$12,702.7	$0.0	$12,702.7	0.0%	$19,410.2	$0.0	$19,410.2	0.0%	$15,873.8	$0.0	$15,873.8	0.0%	$19,995.7	$0.0		$19,995.7	0.0%
Total Shareholders’ Equity (Deficit) (1)	$1,716.4	$0.0	$1,716.4	0.0%	$8,674.0	$0	$8,674.0	0.0%	$8,303.7	$0.0	$8,303.7	0.0%	$11,514.5	$0.0	(1)	$11,514.5	0.0%
Retained Deficit (1)	($8,550.7)	($184.8)	($8,735.5)	2.2%	($9,653.5)	($184.8)	($9,838.3)	1.9%	($10,023.9)	($184.8)	($10,208.7)	1.8%	($10,553.9)	($184.8)		($10,738.7)	1.8%

Notes:

(1)	As adjusted column includes the cumulative effect of all adjustments for Total Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Alternative Volatility Factors for Illustrative Purposes - FY2005

(dollars in thousands, except per share)

	Form 10-Q 3/31/05					Form 10-Q 6/30/05					Form 10-Q 9/30/05				Form 10-K 12/31/05
	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif	As Reported	Adjustments	As Adjusted	% Dif	As Reported	Adjustments		As Adjusted	% Dif
Revenue	$22,695.7	$0.0		$22,695.7	0.0%	$28,639.1	$0.0		$28,639.1	0.0%	$33,926.6	$0.0	$33,926.6	0.0%	$123,107.7	$0.0		$123,107.7	0.0%
Net Income (loss) available to common stockholders	$13.1	$0.0		$13.1	0.0%	($3,683.6)	($29.8	)(1)	($3,713.4)	0.8%	$909.0	$0.0	$909.0	0.0%	($2,383.0)	($29.8	)(1)	($2,412.8)	1.3%
Earnings (loss) per common share:
Basic	0.01	$0.00		0.01		(0.91)	$0.00		(0.91)		0.07	$0.00	0.07		(0.29)	($0.00)		(0.29)
Fully diluted	0.00	$0.00		0.00		(0.91)	$0.00		(0.91)		0.06	$0.00	0.06		(0.29)	($0.00)		(0.29)
Total Assets (5)	$34,404.9	$212.6	(2)	$34,617.5	0.6%	$73,640.1	$212.6		$73,852.7	0.3%	$83,060.8	$212.6	$83,273.3	0.3%	$86,289.0	$212.6	(2)	$86,501.6	0.2%
Total Shareholders’ Equity (Deficit) (5)	$11,767.7	$0.0		$11,767.7	0.0%	$58,414.6	$212.6		$58,627.2	0.4%	$66,739.3	$212.6	$66,951.9	0.3%	$67,343.2	$212.6		$67,555.8	0.3%
Retained Deficit (5)	($10,540.8)	($184.8)		($10,725.6)	1.8%	($14,224.4)	($214.6)		($14,439.0)	1.5%	($13,315.0)	($214.6)	($13,529.6)	1.6%	($12,936.9)	($214.6)		($13,151.5)	1.7%

Notes:

(1)	The cumulative effect of the adjustments to net income available to common stockholders for warrants issued in 2005 is as follows:

Feb 2005	SPI Warrant for Acquisition	148,306	(2)
Apr 2005	Director Warrant for Guarantee	(150,720	)(3)
May 2005	Crestview Warrant for Private Debt Placement	(27,387	)(4)

Net effect		(29,801)

(2)	In February 2005 we issued a warrant in conjunction with the acquisition of Specialty. At the time the warrant was valued at $1,898,215 and included in the cost of the acquisition. For illustrative purposes we recalculated the value of the warrants based on a volatility factor of 49% rather than the 20% used historically. For the quarter ended 6/30/05, an adjustment resulting from the change in volatility of 49% would have reduced the fair value adjustment of the remaining 175,719 non-redeemed warrants by $148,306, which represents the net difference in the value of the original warrant and the fair value adjustment originally calculated using a 40% volatility. This results in a reduction in the amount recorded as other expense.

(3)	In April 2005 we issued warrants to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $752,563 and recorded as interest expense. For illustrative purposes a revision in volatility addressed in comment 5 and Appendix B, would have indicated a valuation of $903,283, or a difference of $150,720.

(4)	In May 2005 we issued warrants in conjunction with a private debt placement. At the time the warrant was valued at $213,747 and recorded as interest expense. For illustrative purposes a revision in volatility addressed in comment 5 and Appendix B would have indicated a valuation of $241,134, or a difference of $27,387.

(5)	As adjusted column includes the cumulative effect of all adjustments for Total Assets, Shareholders’ Equity and Retained Earnings.

Appendix B - SEC Comment 5

April & May 2005 Warrants

Company	Symbol	Current Market Cap ($ in millions)	Original 5-year (1)	Revised Volatility
				5-year (1)	10-year (2)
Amerisource Bergen	ABC	8,920.0	38%	38%	43%
McKesson	MCK	15,150.0	36%	36%	42%
Cardinal Health	CAH	26,310.0	35%	35%	35%
Express Scripts	ESRX	9,300.0	43%	43%	51%
Caremark RX	CMX	21,450.0	42%	42%	64%
Omnicare	OCR	4,940.0		49%	51%
Option Care	OPTN	484.2		59%	84%
Matria Healthcare	MATR	635.3		66%	73%
Healthway	HWAY	1,630.0		61%	58%
Average			39%	48%	56%
- used			40%

All companies conduct drug distribution, and do specific pharmacy services work or conduct disease management services.

Periods Measured

(1)	5/12/00 - 5/12/05 (May 2005 warrant)
(2)	4/15/95 - 4/15/05 (April 2005 warrant)